EXHIBIT 12.1
THE CHUBB CORPORATION
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

						3 Months Ended
	Years Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2007
		(in millions except for ratio amounts)

Income from continuing operations before provision for income taxes	$168	$934	$2,068	$2,447	$3,525	$1,001

Less:
Income (loss) from equity investees	(6)	93	207	186	266	105

Add:
Interest expensed	84	130	139	135	134	32
Capitalized interest amortized or expensed	14	9	14	15	32	—
Portion of rents representative of the interest factor	37	35	35	34	32	8
Distributions from equity investees	13	17	101	138	72	40

Income as adjusted	$322	$1,032	$2,150	$2,583	$3,529	$976

Fixed charges:
Interest expensed	$84	$130	$139	$135	$134	$32
Capitalized interest	3	—	—	—	—	—
Portion of rents representative of the interest factor	37	35	35	34	32	8

Fixed charges	$124	$165	$174	$169	$166	$40

Ratio of consolidated earnings to fixed charges	2.59	6.25	12.36	15.28	21.26	24.40